Brian F. Link, Esq. Managing Director and Managing Counsel T+1-617-662-1504 Brian.link@statestreet.com State Street Corporation One Congress Street Boston, MA 02114-2016 statestreet.com

December 23, 2024

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Alison T. White

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Alison T. White of the staff (the “Staff”) of the Securities and Exchange Commission on December 12, 2024, with respect to the Registrant’s preliminary proxy statement (the “Proxy Statement”), which contains proposed disclosure related to the solicitation of proxies to change the primary investment objective of the iMGP High Income Fund (the “High Income Fund” or the “Fund”).

The Staff’s comments are set forth below in bold typeface for your reference. Capitalized terms have the same meaning ascribed to them in the Proxy Statement unless otherwise indicated. Revised disclosure intended to address these comments will be included in a definitive proxy statement to be filed on or about the same date as the filing of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant and Fund Counsel in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows.

1.

Please explain why the High Income Fund is seeking to change its investment objective to that of the iMGP Alternative Strategies Fund (the “Alternative Strategies Fund”) if the Alternative Strategies Fund will be merged into the High Income Fund in the proposed merger.

Comment acknowledged. The High Income Fund is proposing to change its investment objective because the Advisor believes that the new objective better reflects the current and prospective shareholder experience. While the High Income Fund has had, and will have, periods of volatility, the Fund has demonstrated less volatility than the stock market. For example, while capital preservation has been a goal of the High Income Fund since its inception, the Fund has not been immune to periods of meaningful declines. The High Income Fund experienced drawdowns in early 2020 and again in late 2022, and, while sizeable, both drawdowns were of lesser magnitude than stock index declines during the same periods. Based on six years of operating history, the Advisor is confident that this relative level of volatility will continue and believes that the new objective accurately reflects the volatility and price declines that shareholders may experience. The Advisor also believes that laying out expectations for lower long-term correlations to traditional stock and bond market indexes provides an additional element that existing and prospective shareholders can use to evaluate the High Income Fund. Ultimately, the Advisor believes that the new investment objective better reflects the way the Fund is managed and provides realistic and measurable metrics that shareholders can use when evaluating the Fund.

2.	Please confirm whether the High Income Fund will change its name if this proposal is approved given that “current income” will no longer be part of the Fund’s primary investment objective.

Comment acknowledged. The Fund will not change its name if the proposal is approved. The change to the Fund’s primary investment objective will not impact the specific investment strategies or the types of securities purchased by the Fund. The Fund will continue to employ the following strategies: (1) a credit value strategy, (2) a multi-credit strategy, and (3) an option income strategy. As a result, the Advisor believes that the Fund will continue to achieve a high level of current income. To that end, the Fund has adopted a secondary investment objective of seeking to provide a high level of current income, which the Advisor expects to be effective on or around January 31, 2025. Finally, Rule 35d-1 under the 1940 Act does not apply to the use of the term “income” because the term “suggests an investment objective or strategy rather than a type of investment.” (See Question 9, “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

3.

Please advise how the change in investment strategy relates to the proposed merger, including how the recent change of the High Income Fund’s primary investment objective will be disclosed to investors and to the board in connection with its decisions.

Comment acknowledged. The Advisor believes that the High Income Fund’s new primary and secondary investment objectives better reflect how the Fund is managed by its sub-advisors. The Advisor will communicate to shareholders of the Alternative Strategies Fund the compatibilities and differences between the two funds in a Form N-14 filing to allow shareholders of the Alternative Strategies Fund to determine whether they want to exchange their shares for shares of the High Income Fund, exchange for shares of another fund offered by the Registrant, or redeem their shares for cash.

Both the High Income Fund and the Alternative Strategies Fund seek to generate gains with limited risk of capital loss through a combination of complementary strategies that the Advisor believes offer risk-return characteristics that are attractive individually and even more compelling collectively, each strategy being managed by a specialist investment manager considered best in class by the Advisor. Moreover, each fund’s aim is to be a complement to a traditional fixed-income allocation by producing returns higher than core bonds and with limited correlation to the Bloomberg U.S. Aggregate Bond Index. In addition, both funds generally are characterized quantitatively by a lower interest-rate sensitivity and a higher non-government bond allocation than in the Bloomberg U.S. Aggregate Bond Index. Finally, each fund shares a limited correlation to and a significantly lower volatility than the S&P 500 Index.

The High Income Fund uses certain strategies that are similar to those of the Alternative Strategies Fund. The credit value strategy and the multi-credit strategy employed by the High Income Fund are relatively similar to the opportunistic income strategy and the strategic alpha fixed income strategy implemented by the Alternative Strategies Fund. As of September 30, 2024, the High Income Fund had 79% of its portfolio in various fixed income instruments versus 78% for the Alternative Strategies Fund. While the High Income Fund employs certain investment strategies not currently used by the Alternative Strategies Fund, the Advisor believes that the funds utilize compatible investment strategies and that the merger provides shareholders of the Alternative Strategies Fund with an investment that is sufficiently similar as to occupy a similar role in a broader portfolio, but with stronger long-term potential, improved downside protection, lower costs, and a similarly strong eye on risk management.

This information has been provided to the Board and will be summarized and disclosed to investors, as noted above, in a Form N-14 filing relating to the proposed merger.

4.

The Registrant states that “It is not anticipated that the approval of the changes to the Fund’s primary investment objective would involve additional material risk to the Fund or materially alter the Fund’s principal investment strategies or the way the Fund is currently managed or operated.” Given the differences in the current and proposed primary investment objectives, as well as the differences in the principal investment strategies and risks of the High Income Fund and the Alternative Strategies Fund discussed in their most recent summary prospectuses, please clarify why the Registrant does not believe the changes to the Fund’s primary investment objective would involve additional material risk, materially alter the Fund’s principal investment strategies or alter the way the Fund is currently managed or operated.

Comment acknowledged. The change to the Fund’s primary investment objective will not impact the specific strategies used by the Fund or the types of securities purchased by the Fund. This change is proposed to better align and comminicate the High Income Fund’s investment objective with how the Fund is currently being managed by its sub-advisors and utilized by investors.

The High Income Fund will continue to employ the following strategies: (1) a credit value strategy, (2) a multi-credit strategy, and (3) an option income strategy. Because there will be no change to the investment strategies used by the Fund, there will be no changes to the materials risks.

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Please direct any further comments or questions regarding this response letter to the undersigned at (617) 821-5257.

Very truly yours,

/s/ Brian F. Link
Brian F. Link

cc:	iM Global Partner Fund Management, LLC

David A. Hearth, PAUL HASTINGS LLP

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